Exhibit 99.1

TABLE OF CONTENTS

Financial Summary	3	Business Segment Review (Quarter over Quarter)	18

Business Drivers	5	Other Items Analysis	26

Financial Overview	7	Liquidity and Capital Resources	27

Business Highlights	10	Consolidated Financial Position as at September 30, 2015, and December 31, 2014	29

Specific Items Included in Operating Income and Net Earnings (Loss)	11	Near-term Outlook	31

Supplemental Information on Non-IFRS Measures	14	Appendix - Financial Results for 9-month Periods Ended September 30, 2015 and 2014	33

Financial Results for 3-month Periods Ended September 30, 2015 and 2014	17	Unaudited Condensed Interim Consolidated Financial Statements	42

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month and nine-month periods ended September 30, 2015 and 2014, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 10, 2015, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades' current results and to assess the Corporation's future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, the prices and availability of raw material, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required in the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses net debt, working capital and working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization and operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) as these are the measures used by Management to assess the operating and financial performance of the Corporation's operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a corporation's operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and should not be considered in isolation or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt

•
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•
The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operating activities from continuing operations mainly include charges for (reversals of) impairment of assets, restructuring gains or costs, accelerated depreciation of assets due to restructuring measures, loss on refinancing of long-term debt, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them might take place in the future and will reduce the cash available to us.

Due to these limitations, OIBD should not be used as a substitute for net earnings (loss) or cash flow from operating activities from continuing operations as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other corporations. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash flow from operating activities from continuing operations, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is outlined in the “Supplemental Information on Non-IFRS Measures” section.

2

TO OUR SHAREHOLDERS

CASCADES REPORTS 2015 THIRD QUARTER RESULTS

FINANCIAL HIGHLIGHTS

•	Sales of $1,026 million
(compared to $950 million in Q2 2015 (+8%) and $909 million in Q3 2014 (+13%))

•	Excluding specific items

◦	OIBD of $134 million
(compared to $103 million in Q2 2015 (+30%) and $93 million in Q3 2014 (+44%))

◦	Net earnings per common share of $0.52
(compared to $0.25 in Q2 2015 and $0.04 in Q3 2014)

◦	Greenpac contribution to net earnings per common share: $0.04
(compared to $0.03 in Q2 2015 and nil in Q3 2014)

•	Including specific items

◦	OIBD of $122 million
(compared to $105 million in Q2 2015 (+16%) and $95 million in Q3 2014 (+28%))

◦	Net earnings per common share of $0.24
(compared to $0.25 in Q2 2015 and a net loss of $0.17 in Q3 2014)

•	Net debt of $1,741 million (compared to $1,693 million as at June 30, 2015), including $73 million of non-recourse net debt

FINANCIAL SUMMARY
SELECTED CONSOLIDATED INFORMATION1

(in millions of Canadian dollars, except amounts per common share)	Q3 2015	Q2 2015	Q3 2014

Sales	1,026	950	909
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	134	103	93
Operating income	89	59	49
Net earnings	49	24	4
per common share	$0.52	$0.25	$0.04
Margin (OIBD)	13.1%	10.8%	10.2%
As reported
Operating income before depreciation and amortization (OIBD)	122	105	95
Operating income	77	61	51
Net earnings (loss)	22	24	(16)
per common share	$0.24	$0.25	$(0.17)
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

3

SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS1

(in millions of Canadian dollars)	Q3 2015	Q2 2015	Q3 2014

Packaging Products
Containerboard	68	55	46
Boxboard Europe	14	19	14
Specialty Products	18	14	12

Tissue Papers	43	23	32

Corporate Activities	(9)	(8)	(11)
OIBD excluding specific items	134	103	93
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

We are pleased with the third quarter performance, a result of the good performance of all our groups. Our OIBD of $134 million is a quarterly record. The difficult portfolio rationalization measures and strategic initiatives undertaken over the last few years, combined with better productivity and cost reduction measures in the Tissue Papers Group, have enabled us to benefit more fully from favourable market conditions, particularly in Canada.

Higher average selling prices, shipments and a favourable exchange rate allowed our Tissue Papers and Containerboard groups to achieve record quarterly OIBD. The Specialty Products Group also significantly improved its earnings due to increased profitability in its recovery activities. In Europe, results were sequentially lower due to seasonality, but stable compared to the same period last year despite a softer market and no energy credits compared to last year third quarter. Finally, our earnings per share excluding specific items continue to improve, benefiting not only from these better results but also from the increasing contribution of the Greenpac mill, which represented $0.04 per share during the third quarter.

MARIO PLOURDE
President and Chief Executive Officer
November 10, 2015

4

BUSINESS DRIVERS

Cascades' results are impacted by the fluctuations of the U.S. dollar and euro against the Canadian dollar, as well as by energy prices and the cost of raw material.

EXCHANGE RATES	MANUFACTURING SELLING PRICES AND RAW MATERIAL COSTS[1]
For the third quarter of 2015, the average value of the Canadian dollar lost 6% and 7% against the American dollar and the euro respectively, compared to the previous quarter. The Canadian dollar was 17% and 1% lower against its U.S. counterpart and the euro, respectively, compared to the same period last year.

The manufacturing index decreased by 1% sequentially due to higher raw material costs. Compared to Q3 2014, the index was up 6% due to lower raw material costs.

The converting index was down 4% sequentially due to lower average converting selling prices and higher raw material costs. Year over year, the index decreased by 3% as lower average converting selling prices more than offset lower raw material costs.

The weighted index was down 3% sequentially, despite a higher integration rate, due to the decrease in the converting index. Compared to Q3 2014, the index was down 2% due to the decrease in the converting index and a lower integration rate.

1.10
1.00
0.90
0.80
0.70
1.00
0.90
0.80
0.70
0.60
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
US$/CAN$
EURO€/CAN$

6.5x
6.0x
5.5x
5.0x
4.5x
4.0x
3.5x
3.0x
2.5x
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Converting index
Weighted index
Manufacturing index

ENERGY COSTS
With regard to energy costs, the average price of natural gas increased by 5% compared to the previous quarter and decreased 32% compared to the same period last year. In the case of crude oil, the average price was 5% and 51% lower than the previous quarter and compared to the same period last year, respectively.

8.00
6.00
4.00
2.00
0.00
110
90
70
50
30
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Natural gas (US$/mmBtu)
Crude oil (US$/barrel)

SENSITIVITY TABLE

Please refer to page 26 of the 2014 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income before depreciation and amortization (OIBD) of potential changes in the prices of our main products, the costs of certain raw material and energy, as well as the CAN$/US$ exchange rate, assuming, for each price change, that all other variables remain constant. Following the start-up of our Wagram facility and the creation of a joint venture in the recovery segment, our sensitivity to the CAN$/US$ exchange rate is now $3 million for every CAN$ 0.01 change.

1 Please refer to page 25 of the 2014 Annual Report for the definition of indices, selling prices and raw material costs.

5

	2013	2014					2015			Q3 2015 over Q3 2014		Q3 2015 over Q2 2015
These indices should only be used as indicators of trends and they are different from our actual selling prices or purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	(units)	(%)	(units)	(%)
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, Eastern U.S (transaction)	728	740	740	740	740	740	740	740	740	—	—%	—	—%
Corrugating medium 26-lb. semichemical, Eastern U.S. (transaction)	698	710	710	700	700	705	693	690	690	(10)	(1)%	—	—%
Boxboard Europe (euro/tonne)
Recycled white-lined chipboard (GD2) index [1]	663	671	671	671	668	670	656	658	679	8	1%	21	3%
Virgin coated duplex boxboard (GC2) index [2]	1,086	1,097	1,098	1,095	1,083	1,093	1,061	1,061	1,061	(34)	(3)%	—	—%
Specialty Products (US$/ton, tonne for deinked pulp)
Uncoated recycled boxboard - 20pt. bending chip (transaction)	673	690	700	700	700	698	700	700	700	—	—%	—	—%
Deinked pulp (list; f.o.b; U.S. air-dried & wet-lap, post-consumer)	756	785	800	800	795	795	800	800	800	—	—%	—	—%
Tissue Papers (US$/ton)
Parent rolls, recycled fibres (transaction)	1,160	1,068	1,038	1,041	997	1,036	955	979	994	(47)	(5)%	15	2%
Parent rolls, virgin fibres (transaction)	1,366	1,289	1,259	1,270	1,238	1,264	1,228	1,244	1,259	(11)	(1)%	15	1%
Raw material (average)
RECYCLED PAPER
North America (US$/ton)
Special news, no. 8 (ONP - Northeast average)	65	63	63	63	63	63	59	58	58	(5)	(8)%	—	—%
Old corrugated containers, no. 11 (OCC - Northeast average)	108	110	103	96	89	100	81	78	88	(8)	(8)%	10	13%
Sorted office papers, no. 37 (SOP - Northeast average)	150	153	155	155	157	155	158	155	150	(5)	(3)%	(5)	(3)%
Europe (euro/tonne)
Recovered paper index [3]	115	115	107	108	105	109	106	116	123	15	14%	7	6%
VIRGIN PULP (US$/tonne)
Northern bleached softwood kraft, Canada	941	1,017	1,030	1,030	1,025	1,026	995	980	967	(63)	(6)%	(13)	(1)%
Northern bleached hardwood kraft, mixed, Canada/U.S.	844	872	873	843	835	856	843	873	880	37	4%	7	1%
Source: RISI and Cascades.

1 The Cascades recycled white-lined chipboard selling prices index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2015.
2 The Cascades virgin coated duplex boxboard selling prices index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2015.
3 The Cascades recovered paper index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been reset as of January 1, 2015.

6

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2014
The start of 2014 was marked by slower-than-usual business activities in January and February, combined with harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast. This led to lower-than-expected sales volumes and higher energy, transportation and logistics costs in the first quarter. However, our results for the year benefited from the depreciation of the Canadian dollar against the U.S. dollar and the euro, as well as higher selling prices in our Containerboard segment, but these factors were more than offset by higher raw material costs compared to the previous year due to increased use of virgin pulp and external purchases of containerboard parent rolls, mainly from Greenpac. In 2014, we completed several business transactions with the intention of focusing our efforts and resources on strategic core businesses that we want to grow in the future. Please refer to the 2014 Annual Report for all the details.

FINANCIAL OVERVIEW - 2015
Generally, our overall performance is slower in the first and fourth quarters in terms of business volume while the second and third quarters are our strongest. Indeed, led by past years efforts and initiatives, our third quarter operating results of 2015 were the highest ever achieved as we benefited from higher average selling prices and shipments, better operational productivity and favourable exchange rates. The first two quarters had been challenging for our Tissue Papers activities given the ramp-up of two new sites in the U.S., destocking efforts and production downtimes for equipment maintenance and upgrades. However, this sector shows solid results for the third quarter as sales and operational improvement initiatives led to better profit margins. Our Containerboard Group continued to improve its results with higher volume and average selling prices, and the Greenpac mill continues to improve its performance and is positively contributing to our net earnings. Our Boxboard Europe sector's profitability sequentially declined because of seasonal shutdown while our Specialty Product Group achieved better results compared to the first two quarters.

For the 3-month period ended September 30, 2015, the Corporation posted net earnings of $22 million, or $0.24 per common share, compared to a net loss of $16 million, or $0.17 per common share in the same period of 2014. Excluding specific items, which are discussed in detail on pages 11 to 14, we posted net earnings of $49 million during the period, or $0.52 per common share, compared to net earnings of $4 million or $0.04 per common share in the same period of 2014. Sales increased by 13%, or $117 million, to reach $1,026 million during the period, compared to $909 million in the same period of 2014. The Corporation recorded an operating income of $77 million during the period, compared to $51 million in the same period of 2014. Excluding specific items, operating income stood at $89 million during the period, compared to $49 million in the same period of 2014 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures).

For the 9-month period ended September 30, 2015, the Corporation posted net earnings of $11 million, or $0.12 per common share, compared to a net loss of $100 million, or $1.06 per common share, in the same period of 2014. Excluding specific items, which are discussed in detail on pages 11 to 14, we posted net earnings of $90 million during the period, or $0.95 per common share, compared to net earnings of $12 million or $0.13 per common share in the same period of 2014. Sales increased by 8%, or $204 million, to reach $2,886 million during the period, compared to $2,682 million in the same period of 2014. The Corporation recorded an operating income of $166 million during the period, compared to $124 million in the same period of 2014. Excluding specific items, operating income stood at $189 million during the period, compared to $128 million in the same period of 2014 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

7

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2013					2014					2015
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	242	269	281	271	1,063	254	286	287	277	1,104	268	282	296	846
Boxboard Europe	286	287	249	263	1,085	290	283	257	263	1,093	296	286	266	848
Specialty Products[2]	41	42	45	40	168	41	41	41	37	160	41	44	45	130
	569	598	575	574	2,316	585	610	585	577	2,357	605	612	607	1,824
Tissue Papers	143	149	153	138	583	130	140	153	144	567	137	152	163	452
Total	712	747	728	712	2,899	715	750	738	721	2,924	742	764	770	2,276

Integration rate[3]
Containerboard	62%	56%	54%	50%	55%	55%	50%	54%	49%	52%	52%	50%	51%	51%
Tissue Papers	69%	70%	71%	72%	70%	71%	70%	69%	69%	70%	68%	64%	65%	65%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	88%	91%	90%	88%	89%	85%	93%	94%	90%	91%	91%	91%	95%	92%
Boxboard Europe	99%	102%	87%	93%	95%	101%	98%	89%	91%	95%	101%	97%	91%	96%
Tissue Papers	98%	98%	100%	93%	97%	90%	95%	100%	89%	93%	84%	90%	95%	90%
Consolidated total	95%	97%	91%	91%	93%	93%	96%	93%	90%	93%	93%	93%	93%	93%

Energy cons.[5] - GJ/ton	12.30	10.69	10.40	11.54	11.22	11.92	11.07	10.36	10.69	11.03	11.19	10.29	10.14	10.54

Work accidents[6] - OSHA frequency rate	3.1	3.3	3.1	3.2	3.2	3.3	3.5	3.5	2.9	3.3	3.0	1.9	3.1	2.7
FINANCIAL
Return on assets[7]
Packaging Products
Containerboard	8%	9%	10%	11%	11%	12%	13%	13%	13%	13%	15%	16%	18%	18%
Boxboard Europe	6%	6%	6%	7%	7%	9%	10%	11%	10%	10%	10%	10%	10%	10%
Specialty Products	9%	10%	10%	12%	12%	12%	12%	14%	13%	13%	14%	14%	15%	15%
Tissue Papers	18%	18%	18%	18%	18%	17%	15%	13%	12%	12%	11%	11%	12%	12%
Consolidated return on assets	8.0%	8.0%	8.5%	9.3%	9.3%	9.5%	9.6%	9.9%	9.4%	9.4%	9.7%	10.0%	10.8%	10.8%
Return on capital employed[8]	2.8%	2.9%	3.3%	4.0%	4.0%	4.1%	4.2%	4.4%	4.1%	4.1%	4.4%	4.8%	5.5%	5.5%

Working capital[9]
In millions of $, at end of period	488	543	485	455	455	526	469	460	379	379	409	428	472	472
% of sales[10]	14.0%	13.5%	13.1%	12.9%	12.9%	12.9%	12.7%	12.6%	12.3%	12.3%	11.9%	11.6%	11.3%	11.3%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Industrial Packaging shipments only, for all periods.
3 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations.
4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products Group manufacturing activities.
5 Average energy consumption for manufacturing mills only, excluding RdM. Not adjusted for discontinued operations.
6 Excluding RdM for all periods and Djupafors starting in Q2 2014. Not adjusted for discontinued operations.
7 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) OIBD excluding specific items/LTM quarterly average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations.
8 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income, including our share of core joint ventures, excluding specific items, divided by the
LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Starting in Q1 2015, it includes our investment in Greenpac on a LTM basis. Not adjusted for discontinued
operations.
9 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale.
Not adjusted for discontinued operations.
10 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

8

HISTORICAL FINANCIAL INFORMATION

	2013					2014					2015
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL
Sales
Packaging Products
Containerboard	240	277	297	281	1,095	271	305	310	295	1,181	300	322	353	975
Boxboard Europe	198	203	183	202	786	232	220	193	196	841	216	202	205	623
Specialty Products	132	139	142	135	548	140	146	145	137	568	135	146	151	432
Inter-segment sales	(12)	(12)	(13)	(13)	(50)	(13)	(13)	(10)	(13)	(49)	(12)	(13)	(15)	(40)
	558	607	609	605	2,379	630	658	638	615	2,541	639	657	694	1,990
Tissue Papers	241	264	279	249	1,033	245	257	282	270	1,054	274	299	341	914
Inter-segment sales and Corporate activities	(10)	(12)	(10)	(10)	(42)	(12)	(5)	(11)	(6)	(34)	(3)	(6)	(9)	(18)
Total	789	859	878	844	3,370	863	910	909	879	3,561	910	950	1,026	2,886
Operating income (loss)
Packaging Products
Containerboard	15	26	34	29	104	22	29	34	23	108	39	41	58	138
Boxboard Europe	2	3	3	3	11	15	11	4	(1)	29	9	9	5	23
Specialty Products	5	6	6	(1)	16	4	(4)	8	(2)	6	5	9	6	20
	22	35	43	31	131	41	36	46	20	143	53	59	69	181
Tissue Papers	18	23	29	36	106	9	11	20	8	48	2	10	30	42
Corporate activities	(17)	(17)	(13)	(14)	(61)	(14)	(10)	(15)	(15)	(54)	(27)	(8)	(22)	(57)
Total	23	41	59	53	176	36	37	51	13	137	28	61	77	166
OIBD excluding specific items[1]
Packaging Products
Containerboard	27	36	41	46	150	31	43	46	44	164	52	55	68	175
Boxboard Europe	11	12	11	23	57	24	20	14	14	72	17	19	14	50
Specialty Products	9	11	12	9	41	8	10	12	10	40	10	14	18	42
	47	59	64	78	248	63	73	72	68	276	79	88	100	267
Tissue Papers	29	33	39	32	133	20	23	32	21	96	15	23	43	81
Corporate activities	(9)	(10)	(9)	(11)	(39)	(8)	(6)	(11)	(7)	(32)	(9)	(8)	(9)	(26)
Total	67	82	94	99	342	75	90	93	82	340	85	103	134	322
Net earnings (loss)	(8)	2	11	6	11	(1)	(83)	(16)	(47)	(147)	(35)	24	22	11
Excluding specific items[1]	(4)	8	7	18	29	1	7	4	8	20	17	24	49	90
Net earnings (loss) per common share (in dollars)
Basic	$(0.09)	$0.03	$0.12	$0.05	$0.11	$(0.01)	$(0.88)	$(0.17)	$(0.51)	$(1.57)	$(0.37)	$0.25	$0.24	$0.12
Basic, excluding specific items[1]	$(0.04)	$0.09	$0.07	$0.19	$0.31	$0.01	$0.08	$0.04	$0.08	$0.21	$0.18	$0.25	$0.52	$0.95
Net earnings (loss) from continuing operations per basic common share (in dollars)	$(0.05)	$0.06	$0.28	$0.15	$0.44	$(0.02)	$(0.23)	$(0.20)	$(0.23)	$(0.68)	$(0.39)	$0.27	$0.24	$0.12

Cash flow from continuing operations	48	42	83	58	231	57	34	82	71	244	35	70	110	215

Net debt[2]	1,581	1,675	1,601	1,612	1,612	1,708	1,645	1,640	1,613	1,613	1,691	1,693	1,741	1,741
US$/CAN$ - Average	$0.99	$0.98	$0.96	$0.95	$0.97	$0.91	$0.92	$0.92	$0.88	$0.91	$0.81	$0.81	$0.76	$0.79
EURO€/CAN$ - Average	$0.75	$0.75	$0.73	$0.70	$0.73	$0.66	$0.67	$0.69	$0.70	$0.68	$0.72	$0.74	$0.69	$0.71
Natural Gas Henry Hub - US$/mmBtu	$3.34	$4.09	$3.58	$3.60	$3.65	$4.94	$4.67	$4.06	$4.00	$4.42	$2.98	$2.64	$2.77	$2.80

Sources: Bloomberg and Cascades.
1 See “Forward-looking statements and supplemental information on non-IFRS measures” on page 2.
2 Defined as total debt less cash and cash equivalents. Refer to ''Supplemental information on non-IFRS measures'' for a reconciliation of this amount for current and comparative periods.

9

BUSINESS HIGHLIGHTS

In 2015 and 2014, the Corporation completed transactions in order to optimize its asset base and streamline its cost structure. The following transactions and announcements, which occurred in both years, should be taken into consideration when reviewing the overall or segmented analysis of the Corporation's results.

BUSINESS CLOSURES, RESTRUCTURING AND DISPOSALS

BOXBOARD EUROPE GROUP

•
On April 9, 2014, following a consultation process with the unions, the Corporation announced the closure of its subsidiary Cascades Djupafors, located in Ronneby, Sweden, which definitively ceased its operations on June 15, 2014. Results and cash flows are classified as discontinued operations for the current and comparative periods.

SPECIALTY PRODUCTS GROUP

•
On June 30, 2014, we sold our fine papers activities to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. Results and cash flows are classified as discontinued operations for the current and comparative periods.

•
On July 9, 2014, we announced the permanent closure of our kraft paper manufacturing activities located in East Angus, Québec. On September 26, 2014, we definitively ceased operations of the mill. Results and cash flows are classified as discontinued operations for the current and comparative periods.

CONTAINERBOARD GROUP

•
On November 27, 2013, the Corporation announced the creation of a new joint venture with Maritime Paper Products Limited in the Atlantic provinces related to our plants in St. John's, Newfoundland, and Moncton, New Brunswick. The transaction was closed on January 31, 2014.

•
On December 11, 2014, the Corporation announced that it had reached an agreement for the sale of its North American boxboard manufacturing and converting assets for $45 million and the transaction was closed on February 4, 2015. Results and cash flows are classified as discontinued operations for the current and comparative periods.

SIGNIFICANT FACTS AND DEVELOPMENTS
i. On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019. The applicable pricing grid is slightly lowered to better reflect market conditions. The other existing financial conditions were essentially unchanged.
ii. On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes as well as fees and expenses in connection with the offering and the tender offer totalling $5 million. The refinancing of these notes will reduce our future interest expense by approximately US$6 million annually.
iii. On April 17, 2015, we announced the installation of a new state-of-the-art converting line in the Candiac plant, located in Québec, for the manufacturing of high-quality paper towels. In addition, we will upgrade two converting lines in Candiac and Kingsey Falls, Québec, that will also produce high-end tissue products more effectively. The start-up of the new line in Candiac was started in July 2015 and the ramp-up period is going as planned, while the improved converting lines are scheduled to begin production in the first quarter of 2016.
iv. During the fourth quarter of 2014, we announced the acquisition and installation, for $13 million, of two new printing presses for the Containerboard activities in our Vaudreuil and Drummondville, Québec plants, which specialize in manufacturing corrugated packaging products. This investment will allow us to respond more quickly to our customers' needs, offer packaging products of greater quality, and increase our productivity, and should gradually contribute to our results in 2015. The project in Drummondville is going further, with a new $7 million investment so far in 2015 for the expansion of the building that will lead to the installation of a new corrugator at the end of the fourth quarter of 2015 which will provide the same benefits and should gradually contribute to our results starting in 2016.
v. In 2014, we refinanced our 7.75% unsecured senior notes of US$500 million ($540 million) and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million ($596 million), due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. We allocated the proceeds of these new notes to repurchase the US$500 million ($540 million) notes due in 2017 and the $200 million notes due in 2016. The remaining amounts (US$50 million ($56 million) and $50 million) were used to pay a premium totalling $31 million plus refinancing costs of $13 million and to reduce our credit facility utilization. The refinancing of these notes reduces our future interest expense by approximately US$8 million and $6 million annually.

10

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS (LOSS)

The Corporation incurred some specific items in the first nine months of 2015 and 2014 that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation's results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended September 30, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	58	5	6	30	(22)	77
Depreciation and amortization	13	9	6	13	4	45
Operating income (loss) before depreciation and amortization	71	14	12	43	(18)	122
Specific items :
Gain on acquisitions, disposals and others	(1)	—	—	—	—	(1)
Impairment charges	—	—	11	—	—	11
Restructuring gain	—	—	(5)	—	—	(5)
Unrealized loss (gain) on financial instruments	(2)	—	—	—	9	7
	(3)	—	6	—	9	12
Operating income (loss) before depreciation and amortization - excluding specific items	68	14	18	43	(9)	134
Operating income (loss) - excluding specific items	55	5	12	30	(13)	89

	For the 3-month period ended September 30, 2014
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	34	4	8	20	(15)	51
Depreciation and amortization	14	10	4	12	4	44
Operating income (loss) before depreciation and amortization	48	14	12	32	(11)	95
Specific items :
Unrealized gain on financial instruments	(2)	—	—	—	—	(2)
	(2)	—	—	—	—	(2)
Operating income (loss) before depreciation and amortization - excluding specific items	46	14	12	32	(11)	93
Operating income (loss) - excluding specific items	32	4	8	20	(15)	49

11

	For the 9-month period ended September 30, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	138	23	20	42	(57)	166
Depreciation and amortization	40	25	16	39	13	133
Operating income (loss) before depreciation and amortization	178	48	36	81	(44)	299
Specific items :
Gain on acquisitions, disposals and others	(1)	—	—	—	—	(1)
Impairment charges	—	1	11	—	—	12
Restructuring costs (gain)	—	1	(5)	—	2	(2)
Unrealized loss (gain) on financial instruments	(2)	—	—	—	16	14
	(3)	2	6	—	18	23
Operating income (loss) before depreciation and amortization - excluding specific items	175	50	42	81	(26)	322
Operating income (loss) - excluding specific items	135	25	26	42	(39)	189

	For the 9-month period ended September 30, 2014
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	85	30	8	40	(39)	124
Depreciation and amortization	41	28	14	35	12	130
Operating income (loss) before depreciation and amortization	126	58	22	75	(27)	254
Specific items :
Gain on acquisitions, disposals and others	(5)	—	—	—	—	(5)
Impairment charges	—	—	8	—	—	8
Unrealized loss (gain) on financial instruments	(1)	—	—	—	2	1
	(6)	—	8	—	2	4
Operating income (loss) before depreciation and amortization - excluding specific items	120	58	30	75	(25)	258
Operating income (loss) - excluding specific items	79	30	16	40	(37)	128

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS
In the first nine months of 2015 and 2014, the Corporation recorded the following items:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Gain on disposal of property, plant and equipment	(1)	—	(1)	—
Gain on a joint-venture contribution	—	—	—	(5)
	(1)	—	(1)	(5)

2015
In the third quarter, the Containerboard Group sold a warehouse in Québec City and recorded a gain of $1 million.

2014
On January 31, the Corporation concluded the creation of a new joint venture for converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL). This transaction resulted in a gain of $5 million.

12

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS (GAIN)
In the first nine months of 2015 and 2014, the Corporation recorded the following impairment charges and restructuring costs (gain):

	For the 3-month periods ended September 30,				For the 9-month periods ended September 30,
	2015		2014		2015		2014
(in millions of Canadian dollars)	Impairment charges	Restructuring costs (gain)	Impairment charges	Restructuring costs (gain)	Impairment charges	Restructuring costs (gain)	Impairment charges	Restructuring costs (gain)
Boxboard Europe Group	—	—	—	—	1	1	—	—
Specialty Product Group	11	(5)	—	—	11	(5)	8	—
Corporate activities	—	—	—	—	—	2	—	—
	11	(5)	—	—	12	(2)	8	—

2015
In the third quarter, the Specialty Products Group reviewed the recoverable value of one of its plant and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts. Sustained difficult market conditions led to insufficient profitability to support the carrying value of these assets.

Also in the third quarter, the Specialty Products Group proceeded with the legal restructuring of its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation now owns 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary. The Corporation recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interest).

In the second quarter, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustment totalling $1 million related to plants closed over the past years.

Also in the second quarter, the Corporate activities segment incurred $2 million of severance costs in relation to the reorganization of its activities.

2014
In the second quarter, the Specialty Products Group recorded impairment charges of $2 million on property, plant and equipment, and the amount of $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. On September 30, 2014, the plant was sold to Laurent Lemaire, a director and major shareholder of the Corporation, at a value determined to be fair by the independent members of the Board. The independent directors of the Board reviewed all options for this business and determined that the sale to Mr. Lemaire was in the best interests of the Corporation and the employees of the consumer plastics business. The Group also recorded impairment charges of $3 million in the second quarter on other assets.

DERIVATIVE FINANCIAL INSTRUMENTS
In the first nine months of 2015, the Corporation recorded an unrealized loss of $14 million ($7 million unrealized loss in the third quarter), compared to an unrealized loss of $1 million ($2 million unrealized gain in the third quarter) in the same period of 2014, on certain financial instruments not designated for hedge accounting. The 2015 unrealized loss is mainly attributable to foreign exchange contracts' fair value variation following the sharp depreciation of the Canadian dollar.

LOSS ON REFINANCING OF LONG-TERM DEBT
Following the refinancing of the Corporation's 2020 unsecured senior notes during the second quarter of 2015, we recorded premiums of $13 million to repurchase and redeem our notes before their maturities. We also wrote off financing costs and discounts related to the redeemed notes for a total amount of $6 million.

Following the refinancing of the Corporation's 2016 and 2017 unsecured senior notes on June 19, 2014, we recorded premiums of $30 million to repurchase and redeem our notes before their maturities. We also wrote-off financing costs and discounts related to the existing notes, in the amount of $14 million.

INTEREST RATE SWAPS
In the first nine months of 2015, the Corporation recorded an unrealized loss of $1 million ($1 million unrealized loss in the third quarter) on interest rate swaps (nil in 2014).

13

FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In the first nine months of 2015, the Corporation recorded a loss of $68 million ($36 million loss in the third quarter), compared to a loss of $17 million ($24 million loss in the third quarter) in the same period of 2014, on its US$-denominated debt and related financial instruments. This is composed of a loss of $59 million ($29 million loss in the third quarter of 2015), compared to a loss of $14 million in the same period of 2014 ($20 million loss in the third quarter), on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a loss of $9 million in the first nine months of 2015 ($7 million loss in the third quarter), compared to a loss of $3 million in the same period of 2014 ($4 million loss in the third quarter), on foreign exchange forward contracts not designated for hedge accounting.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation's participation in Boralex decreased to 20.29% from 27,43%, which resulted in a dilution gain of $15 million for the Corporation.

In February 2015, Boralex acquired the non-controlling interest in Boralex Europe and became its sole shareholder. The excess of amount paid over carrying value totalling $51 million was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded as a loss under share of results of associates and joint ventures in the consolidated statement of earnings (loss).

In January 2015, our associate Boralex proceeded with a public offering of common shares to repay in full a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation's participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

Our share of results of associates and joint ventures also includes our share of unrealized gain or loss on financial instruments of associates and joint ventures. In the first nine months of 2015, we recorded an unrealized gain of $2 million ($2 million unrealized gain in the third quarter) related to our associate Greenpac, compared to a $1 million unrealized gain in same period of 2014 ($2 million unrealized gain in the third quarter).

DISCONTINUED OPERATIONS
On December 11, 2014, the Containerboard Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company for $45 million before selling price adjustment. The sale was completed on February 4, 2015, and the Corporation received $46 million in the first quarter. During the second quarter of 2015, the Corporation paid a $4 million selling price adjustment. A final selling price adjustment of $4 million was agreed at the beginning of the fourth quarter, of which $2 million should be paid before the end of 2015. In 2015, the Corporation recorded a loss of $4 million before related income tax of $1 million.

The Containerboard Group also recorded a $4 million gain in the first quarter of 2015 on the reversal of a post-employment benefit liability, which was not part of the boxboard activities transaction, but settled as a consequence of the sale.

On June 30, 2014, we sold our fine papers activities of the Specialty Products Group to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. The Corporation finalized the working capital selling price adjustment related to this transaction and recorded a $1 million gain in the second quarter of 2015 by reducing its final selling price adjustment provision to $2 million which was paid during the third quarter. The Corporation also sold a piece of land which was not part of the transaction and recorded a $1 million reversal of impairment in the second quarter of 2015.

14

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Net earnings (loss) attributable to Shareholders for the period	22	(16)	11	(100)
Net earnings attributable to non-controlling interest	4	1	8	8
Net loss (earnings) from discontinued operations	—	(3)	—	57
Provision for income taxes	13	21	17	14
Share of results of associates and joint ventures	(22)	(1)	(31)	1
Foreign exchange loss on long-term debt and financial instruments	36	24	68	17
Financing expense, interest expense on employee future benefits and loss on refinancing of long-term debt	24	25	93	127
Operating income	77	51	166	124
Specific items:
Gain on acquisitions, disposals and others	(1)	—	(1)	(5)
Impairment charges	11	—	12	8
Restructuring gain	(5)	—	(2)	—
Unrealized loss (gain) on financial instruments	7	(2)	14	1
	12	(2)	23	4
Operating income - excluding specific items	89	49	189	128
Depreciation and amortization	45	44	133	130
Operating income before depreciation and amortization - excluding specific items	134	93	322	258

The following table reconciles net earnings (loss) and net earnings (loss) per common share with net earnings excluding specific items and net earnings per common share excluding specific items:

	NET EARNINGS (LOSS)				NET EARNINGS (LOSS) PER COMMON SHARE[1]
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except amount per common share)	2015	2014	2015	2014	2015	2014	2015	2014
As per IFRS	22	(16)	11	(100)	$0.24	$(0.17)	$0.12	$(1.06)
Specific items:
Gain on acquisitions, disposals and others	(1)	—	(1)	(5)	$(0.01)	—	$(0.01)	$(0.04)
Impairment charges	11	—	12	8	$0.08	—	$0.08	$0.06
Restructuring gain	(5)	—	(2)	—	$(0.05)	—	$(0.03)	—
Unrealized loss (gain) on financial instruments	7	(2)	14	1	$0.05	$(0.01)	$0.11	$0.01
Loss on refinancing of long-term debt	—	—	19	44	—	—	$0.15	$0.35
Unrealized loss on interest rate swaps	1	—	1	—	$0.01	—	$0.01	—
Foreign exchange loss on long-term debt and financial instruments	36	24	68	17	$0.34	$0.22	$0.63	$0.15
Share of results of associates and joint ventures	(17)	(2)	(12)	—	$(0.15)	$(0.02)	$(0.10)	—
Included in discontinued operations, net of tax	—	1	(2)	62	$0.01	$0.02	$(0.01)	$0.66
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(5)	(1)	(18)	(15)	—	—	—	—
	27	20	79	112	$0.28	$0.21	$0.83	$1.19
Excluding specific items	49	4	90	12	$0.52	$0.04	$0.95	$0.13
1 Specific amounts per common share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

15

The following table reconciles cash flow from operating activities from continuing operations with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Cash flow from operating activities from continuing operations	89	92	147	116
Changes in non-cash working capital components	21	(10)	68	57
Depreciation and amortization	(45)	(44)	(133)	(130)
Net income taxes paid (received)	3	(21)	10	(21)
Net financing expense paid	29	17	85	69
Premium paid on long-term debt refinancing	—	11	13	31
Gain on acquisitions, disposals and others	1	—	1	5
Impairment charges and restructuring costs	(6)	—	(7)	(8)
Unrealized gain (loss) on financial instruments	(7)	2	(14)	(1)
Dividend received, employee future benefits and others	(8)	4	(4)	6
Operating income	77	51	166	124
Depreciation and amortization	45	44	133	130
Operating income before depreciation and amortization	122	95	299	254

The following table reconciles cash flow from operating activities from continuing operations with cash flow from operating activities from continuing operations (adjusted) and cash flow from operating activities from continuing operations excluding specific items:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Cash flow from continuing operations	89	92	147	116
Changes in non-cash working capital components	21	(10)	68	57
Cash flow from continuing operations (adjusted)	110	82	215	173
Specific items, net of current income taxes:
Restructuring costs	—	—	3	—
Premium paid on long-term debt refinancing	—	11	13	31
Excluding specific items	110	93	231	204

The following table reconciles the total debt and the net debt with the net debt on operating income before depreciation and amortization (OIBD) excluding specific items ratio:

(in millions of Canadian dollars)	September 30, 2015	December 31, 2014
Long-term debt	1,715	1,556
Current portion of long-term debt	28	40
Bank loans and advances	32	46
Total debt	1,775	1,642
Less: Cash and cash equivalents	34	29
Net debt	1,741	1,613
OIBD excluding specific items on a last twelve months basis	404	340
Net debt / OIBD excluding specific items ratio	4.3	4.7

16

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

SALES
Sales increased by 13%, or $117 million, to reach $1,026 million in the third quarter of 2015, compared to $909 million in the same period of 2014. The 17% average depreciation of the Canadian dollar against the U.S. dollar explains $84 million of this increase. Higher volumes, especially from the tissue papers and containerboard segments, increased sales by $34 million compared to the same period of 2014. Furthermore, higher average selling prices, mainly in our Containerboard activities, had a $3 million positive impact on sales.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $77 million in the third quarter of 2015, compared to $51 million in the same period of 2014, which is an increase of $26 million. The depreciation of the Canadian dollar against the U.S. dollar and higher volumes positively contributed to operating income by $14 million and $12 million, respectively. Lower raw material costs and higher average selling prices also contributed $5 million and $3 million. Negative specific items recorded in the third quarter of 2015, as explained on pages 11 to 14, and higher depreciation expense due to the depreciation of the Canadian dollar partially offset the increase and impacted the operating income in 2015 compared to 2014.

In addition, our operating income before depreciation of the third quarter of 2014 was negatively impacted by approximately $2 million in 2014 following fire incidents resulting in additional maintenance and repair expenses and unplanned downtime for a shortfall of approximately 7,000 short tons at our containerboard mill in Niagara Falls, USA, and our converting plant in Etobicoke, Ontario.

Excluding specific items, the operating income stood at $89 million in the third quarter of 2015, compared to $49 million in the same period of 2014 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss)'' sections for reconciliation of these amounts).

The main variances in sales and operating income in the third quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

909
84
34
3
(4)
1,026
Sales Q3 2014
F/X CAN$
Volume
Selling price & mix
Business disposals
Other intercompany eliminations
Sales Q3 2015

51
44
(2)
93
14
12
5
4
3
3
134
(12)
(45)
77
Q3 2014 Operating income
Depreciation & amortization
Specific items
Q3 2014 OIBD[4]
F/X CAN$[2]
Volume
Raw materials[1]
Other costs[3]
Selling price & mix
Energy
Business disposals
Q3 2015 OIBD[4]
Specific items
Depreciation & amortization
Q3 2015 Operating income

1 Raw material: The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastics and woodchips.
2 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by our non-Canadian subsidiaries OIBD translation into CAN$. It also includes the impact of the exchange rate variation on the Corporation's Canadian units in currency other than the CAN$
working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 26 of the 2014 Annual Report for more details).
3 Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiencies and product mix changes.
4 OIBD: Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 18 to 25).

17

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate[1]	U.S. containerboard inventories at box plants and mills[2]
For the third quarter of 2015, the U.S. containerboard production was about 9.2 million short tons, an increase of 2% sequentially and compared to the same period last year. The industry's average capacity utilization rate was 96% during the quarter, a level slightly below the previous quarter and the same period last year due to new manufacturing capacity.

During the quarter, the average inventory level increased by 4% sequentially and 8% compared to the same period last year. At the end of September, weeks of supply averaged 4.4, a figure 10% above the level of September of last year.

1 Source: RISI
2 Source: Fibre Box Association

Our Performance

The main variances in sales and operating income for the Containerboard Group in the third quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

10
353
11
22
310
Sales Q3 2014
F/X CAN$
Selling price & mix
Volume
Business disposals
Other intercompany eliminations
Sales Q3 2015

34
14
(2)
46
11
3
3
3
1
1
68
3
(13)
58
Q3 2014 Operating income
Depreciation & amortization
Specific items
Q3 2014 OIBD4
Selling price & mix
Volume
Other costs3
Raw materials1
Energy
F/X CAN$2
Business disposals
Q3 2015 OIBD4
Specific items
Depreciation & amortization
Q3 2015 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the third quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

18

Q3 2014	Q3 2015	Change in %

Shipments[1] ('000 s.t.)		3%
287	296

Average Selling Price
(CAN$/unit)
1,082	1,197	11%
(US$/unit)
994	914	-8%

Sales ($M)		14%
310	353

Operating income ($M)
(as reported)
34	58	71%

(excluding specific items)		72%
32	55

OIBD ($M)
(as reported)
48	71	48%
% of sales
15%	20%

(excluding specific items)
46	68	48%
% of sales
15%	19%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

Shipments increased by 3%, or 9,000 s.t., to 296,000 s.t. in the third quarter of 2015, compared to 287,000 s.t. in the same period of 2014. The containerboard mills’ external shipments increased by 8,000 s.t., or 8%, as the fire at our Niagara Falls mill in 2014 resulted in a production shortfall of approximately 7,000 s.t. Also, the containerboard mills sold fewer tons internally since Greenpac mill2 is now fulfilling an important portion of our internal linerboard converting needs.

The total average selling price went up by $115, or 11%, to $1,197 per s.t. in the third quarter of 2015, compared to $1,082 per s.t. in the same period of 2014. Our mills' average selling price denominated in Canadian dollars increased by 13% and our corrugated products plants’ average selling price rose by 10%. The weakening of the Canadian dollar mainly explains the increase in the average selling price of our primary and converting sectors.

As a result, the Containerboard Group’s sales increased by $43 million, or 14%, to $353 million in the third quarter of 2015, compared to $310 million in the same period of 2014. Excluding the Group’s product mix, which impacted sales negatively by $2 million since we sold fewer converted products at a higher price during the third quarter of 2015, all factors impacting the revenue were positive. The 17% depreciation of the Canadian dollar compared to the U.S. dollar added $22 million of sales while higher average selling prices generated another $13 million of sales. In addition, the previously highlighted volume increase contributed an additional $10 million of sales although approximately $4 million is related to loss of sales due to the Niagara Falls and Etobicoke fire incidents in the third quarter of 2014.

Excluding specific items, operating income stood at $55 million in the third quarter of 2015, compared to $32 million in the same period of 2014, an increase of $23 million or a 72% improvement. If not for the fire incidents at our Niagara Falls mill and Etobicoke converting plant, operating income would have been higher by approximately $2 million in the third quarter of 2014. The much improved financial performance was mainly driven by a higher average selling price and a lower average fibre cost denominated in Canadian dollars. These two factors jointly added $14 million of operating income. Lower energy costs positively contributed $1 million while other lowered costs, mainly freight and logistics, added another $3 million. Also, the volume positively impacted operating income by $3 million. Finally, the weakness of the Canadian dollar contributed an additional $1 million to operating income.

In the third quarter of 2015, the Containerboard Group recorded an unrealized gain of $2 million ($2 million unrealized gain in 2014) on certain financial instruments not designated for hedge accounting and a gain of $1 million on the sale of a warehouse in Québec City.

Finally, we are also recording our share of results of our associate Greenpac2 mill (59.7%). In the third quarter of 2015, Greenpac had a positive contribution of $6 million (earnings of $2 million in the third quarter of 2014) to the share of results of associates and joint ventures.

19

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry's order inflow of coated boxboard from Europe1
In Europe, order inflows of white-lined chipboard (WLC) decreased by 14% compared to the previous quarter due to seasonality. Year over year, order inflows were 7% higher. WLC prices were higher during the quarter for countries where Reno De Medici is active in Europe, except for the U.K., as recycled boxboard price increases were partially implemented. For folding boxboard (FBB), order inflows were 6% lower than the previous quarter and 2% higher than the same period last year.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Virgin coated duplex boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe Group in the third quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

193
8
2
2
205
Sales Q3 2014
Volume
F/X CAN$
Selling price & mix
Business disposals
Other intercompany eliminations
Sales Q3 2015

4
10
14
2
2
1
(1)
(4)
14
(9)
5
Q3 2014 Operating income
Depreciation & amortization
Specific items
Q3 2014 OIBD 4
Selling price & mix
Volume
Energy
Other costs 3
Business disposals
F/X CAN$ 2
Raw materials 1
Q3 2015 OIBD 4
Specific items
Depreciation & amortization
Q3 2015 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the third quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

20

Q3 2014	Q3 2015	Change in %

Shipments[1] ('000 s.t.)		4%
257	266

Average Selling Price[2]
(CAN$/unit)
751	770	3%
(euro€/unit)
521	528	1%

Sales ($M)		6%
193	205

Operating income ($M)
(as reported)
4	5	25%

(excluding specific items)		25%
4	5

OIBD ($M)
(as reported)
14	14	—%
% of sales
7%	7%

(excluding specific items)
14	14	—%
% of sales
7%	7%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments increased by 9,000 s.t., or 4%, to 266,000 s.t. in the third quarter of 2015, compared to 257,000 s.t. in the same period of 2014. The recycled boxboard activities increased their shipments by 7,000 s.t., or 4%, to 230,000 s.t. in the third quarter of 2015, compared to 223,000 s.t. in the same period of 2014. The virgin boxboard activities increased their shipments by 2,000 s.t., or 6%, to 36,000 s.t. in the third quarter of 2015, compared to 34,000 s.t. in the same period of 2014.

The total average selling price went up by $19, or 3%, to $770 per s.t. in the third quarter of 2015, compared to $751 in the same period of 2014, resulting partly from the 1% depreciation of the Canadian dollar against the euro. The average selling price in euros increased by €7, to €528, in the third quarter of 2015, compared to €521 in the same period of 2014. The recycled activities' average selling price went up by €8 while the virgin boxboard activities' average selling price remained stable in the third quarter of 2015, compared to the same period of 2014. The higher proportion of virgin boxboard in 2015, sold at a higher price per s.t., also contributed to the increase of €7 per s.t. in average.

As a result, the Boxboard Europe Group’s sales increased by $12 million, or 6%, to $205 million in the third quarter of 2015, compared to $193 million in the same period of 2014. The higher volumes coming from both our virgin and recycled boxboard activities generated $8 million in additional sales, while the 1% depreciation of the Canadian dollar against the euro explains $2 million of the increase. As explained above, the higher average selling price also added $2 million in sales.

Excluding specific items, operating income stood at $5 million in the third quarter of 2015 compared to $4 million in 2014, an increase of $1 million. A higher average selling price generated $2 million of additional operating income while higher volumes also added $2 million. Lower energy costs in France and Italy also added $1 million. On the other hand, costs for virgin and recycled fibres which went up sharply during the third quarter of 2015 for this market, offset almost the entire increase and reduced the operating income by $4 million.

21

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - Recycled fibre costs in North America[1]	Reference prices - Uncoated recycled boxboard[1]
Brown recycled paper prices increased by 13% during the quarter compared to the previous quarter as mills in China needed inventory and the five-month West Coast port congestion ended. However, prices were down 10% year over year. White recycled paper prices decreased by 3%, both sequentially and year-over-year, due to downtime and a lack of export activity. Prices for groundwood recycled paper grades remained stable.
The average reference price for uncoated recycled boxboard has been stable at $700 since April 2014.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products Group in the third quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

12
(1)
(5)
151
145
Sales Q3 2014
F/X CAN$
Volume
Business disposals
Other intercompany eliminations
Selling price & mix
Sales Q3 2015

8
4
12
5
3
2
1
(5)
18
(6)
(6)
6
Q3 2014 Operating income
Depreciation & amortization
Specific items
Q3 2014 OIBD[4]
F/X CAN$[2]
Raw materials[1]
Other costs[3]
Volume
Business disposals
Energy
Selling price & mix
Q3 2015 OIBD[4]
Specific items
Depreciation & amortization
Q3 2015 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the third quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

22

Q3 2014	Q3 2015	Change in %

Shipments[1] ('000 s.t.)		10%
41	45

Sales ($M)		4%
145	151

Operating income ($M)
(as reported)
8	6	-25%

(excluding specific items)		50%
8	12

OIBD ($M)
(as reported)
12	12	—%
% of sales
8%	8%

(excluding specific items)
12	18	50%
% of sales
8%	12%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 10%, or 4,000 s.t., to 45,000 s.t. in the third quarter of 2015, compared to 41,000 s.t. in the same period of 2014.

The Specialty Products Group's sales increased by $6 million to $151 million in the third quarter of 2015, compared to $145 million in the same period of 2014. The 17% depreciation of the Canadian dollar against the U.S. dollar contributed positively to sales for $12 million. The increase was partially offset by a lower average selling price, mainly in the Recovery and Recycling sector, representing $5 million.

Excluding specific items, operating income stood at $12 million in the third quarter of 2015, compared to $8 million in the same period of 2014, an increase of $4 million. A favourable exchange rate and lower production costs accounted for $5 million and $2 million of the increase, respectively. These were partly offset by lower spread (raw material and selling prices) resulting from the mix of material sorted mainly in our Recovery and Recycling sector, which reduced operating income by $2 million compared to last year.

In the third quarter of 2015, the Specialty Products Group reviewed the recoverable value of one of its plant and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts. Sustained difficult market conditions led to insufficient profitability to support the carrying value of these assets.

Also in the third quarter, the Specialty Products Group proceeded with the legal restructuring of its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation now owns 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary. The Corporation recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interest).

23

TISSUE PAPERS

Our Industry

U.S. tissue paper industry - production (parent rolls) and capacity utilization rate[1]	U.S. tissue paper industry - converted product shipments[1]
During the third quarter of 2015, the production of parent rolls reached 2.1 million tons. Production decreased by 2% sequentially, while it was 2% higher year over year. The average capacity utilization rate for the quarter was 94%.

For Q3 2015, shipments in the away-from-home market declined by 9% sequentially and grew by 3% compared to the same period last year. As for shipments in the retail market, they were 2% higher than the previous quarter and year over year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers Group in the third quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

282
47
16
(1)
(3)
341
Sales Q3 2014
F/X CAN$
Volume
Business disposals
Selling price & mix
Other intercompany eliminations
Sales Q3 2015

20
12
32
6
6
1
(1)
(1)
43
(13)
30
Q3 2014 Operating income
Depreciation & amortization
Specific items
Q3 2014 OIBD4
Volume
F/X CAN$2
Energy
Other costs3
Business disposals
Raw materials1
Selling price & mix
Q3 2015 OIBD4
Specific items
Depreciation & amortization
Q3 2015 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the third quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

24

Q3 2014	Q3 2015	Change in %

Shipments[1] ('000 s.t.)		7%
153	163

Average Selling Price
(CAN$/unit)
1,837	2,102	14%
(US$/unit)
1,686	1,605	-5%

Sales ($M)		21%
282	341

Operating income ($M)
(as reported)
20	30	50%

(excluding specific items)		50%
20	30

OIBD ($M)
(as reported)
32	43	34%
% of sales
11%	13%

(excluding specific items)
32	43	34%
% of sales
11%	13%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 10,000 s.t., or 7%, to 163,000 s.t. in the third quarter of 2015, compared to 153,000 s.t. in the same period of 2014. Jumbo Roll external shipments increased by 10,000 s.t., or 22%, to 53,000 s.t. in the third quarter of 2015, mainly due to the new paper machine in Oregon and inventory level management, compared to 43,000 s.t. in the same period of 2014. Converting shipments remained stable at 110,000 s.t.

The total average selling price, went up by $265, or 14%, to $2,102 per s.t. in the third quarter of 2015, compared to $1,837 per s.t. in the same period of 2014. The 17% depreciation of the Canadian dollar against the U.S. dollar continues to have a significant positive impact. We also started to notice the impact of some price increases in the consumer product segment. These gains were partially offset by the unfavourable impact of the increase of the proportion of parent roll sales on total sales.

As a result, the Tissue Paper Group’s sales increased by $59 million, or 21%, to $341 million in the third quarter of 2015, compared to $282 million in the same period of 2014. The increase is largely driven by a favourable volume increase of $16 million, mainly driven by Jumbo Roll sales and the 17% depreciation of the Canadian dollar against the U.S. dollar, representing $47 million. These increases have been partially offset by an unfavourable product mix.

Excluding specific items, operating income stood at $30 million in the third quarter of 2015, compared to $20 million in the same period of 2014, an increase of $10 million. The increase of profitability quarter over quarter is largely driven by the depreciation of the Canadian dollar which represents a $6 million improvement and an increase in volume following sales initiatives and destocking effort also added $6 million. The $43 million OIBD represents a new record high for the Tissue Papers Group.

25

CORPORATE ACTIVITIES

The operating loss in the first nine months of 2015 includes an unrealized loss of $16 million ($9 million unrealized loss in the third quarter) on financial instruments. Our results for the first nine months of 2015 also include $4 million ($1 million in the third quarter) of insurance reimbursements related to the 2014 fire at our Niagara Falls containerboard mill, and a $5 million foreign exchange loss ($3 million loss in the third quarter). In the second quarter, Corporate activities incurred $2 million of severance costs in relation to the reorganization of their activities.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
The depreciation and amortization expense increased by $3 million, to $133 million in the first nine months of 2015 ($45 million in the third quarter) compared to $130 million in the same period of 2014 ($44 million in the third quarter). The impairment charges recorded in the last twelve months decreased the depreciation and amortization expense for 2015, but have been offset by capital investments completed during the last twelve months and the depreciation of the Canadian dollar against the U.S. dollar, partially counterbalanced by the appreciation against the euro, which increased the depreciation expense by $3 million for the first nine months of 2015.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS
The financing expense and interest on employee future benefits decreased by $9 million to $74 million in the first nine months of 2015 ($24 million in the third quarter), compared to $83 million in the same period of 2014 ($25 million in the third quarter). The depreciation of the Canadian dollar against the U.S. dollar increased the interest expense by approximately $6 million, but this factor was more than offset by the refinancing of senior notes at lower interest rates, which decreased our interest expense by approximately $12 million.

Interest expense on the employee future benefits obligation remained stable at $5 million in the first nine months of 2015 ($2 million in the third quarter) compared to that same amount in the same period of 2014 ($2 million in the third quarter). Despite a decrease in discount rates, good investment returns in 2014 allowed interest expense on employee future benefits to remain stable in 2015. This expense does not require any cash payment by the Corporation.

In the first nine months of 2015, the Corporation recorded an unrealized loss of $1 million ($1 million unrealized loss in the third quarter) on interest rate swaps (nil in 2014).

PROVISION FOR INCOME TAXES
In the first nine months of 2015, the Corporation recorded an income tax provision of $17 million, compared to $14 million in the same period of 2014, for an effective tax rate of 47%. The tax provision or recovery on the foreign exchange gain or loss on long-term debt and related financial instruments, and some of our share of results of Canadian associates and joint ventures, is calculated at the rate of capital gains.

As for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, our share of results is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners have agreed to account for it as a disregarded entity. As such, income taxes at the United States statutory tax rate are fully integrated into each partner's consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. In fact, the weighted-average applicable tax rate was 26.6% in the first nine months of 2015.

During the third quarter of 2014, we optimized our North American capital structure and incurred a one-time withholding tax, negatively affecting our provision for income taxes and net earnings by $14 million or $0.15 per share.

26

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of results of associates and joint ventures is partly represented by our 20.29% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major producer of electricity and whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France. To finance its acquisition of Enel Green Power France SAS, in December 2014, Boralex proceeded with the issuance of common shares in January 2015, which diluted our participation from 34.23% to 27.44%. In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation's participation in Boralex decreased to 20.29% from 27,43%.

We are also recording our share (59.7%) of the results of our associate, Greenpac mill. In the first nine months of 2015, Greenpac had a $15 million positive contribution ($6 million earnings in the third quarter) to our share of results of associates and joint ventures, compared to a $4 million negative contribution in the same period of 2014 (earnings of $2 million in the third quarter). No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the ''Provision for income taxes'' section just above for more details).

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Continuing operating activities generated $147 million of operating cash flow in the first nine months of 2015 ($89 million in the third quarter), compared to $116 million in the same period of 2014 ($92 million in the third quarter). Changes in non-cash working capital components used $68 million in liquidity in the first nine months of 2015 ($21 million in the third quarter), compared to $57 million in the same period of 2014 ($10 million generated in the third quarter). The first half of the year normally requires cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in pre-paid expenses and payments of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. Higher sales in the first nine months of 2015, especially in the third quarter, increased the level of accounts receivable. However, actions taken since 2012 to improve our working capital of the last twelve months (LTM) as a percentage of sales continue to show positive results. As at September 30, 2015, the level of working capital as a percentage of LTM sales stands at 11.3% compared to 14.4% at the end of 2012.

Cash flow from operating activities from continuing operations, excluding the change in non-cash working capital components, stood in the first nine months of 2015 at $215 million ($110 million in the third quarter), compared to $173 million in the same period of 2014 ($82 million in the third quarter). This increase is mostly due to the increase in profitability. It also includes payments of premiums on the long-term debt refinancing of $13 million in the first nine months of 2015 ($31 million in the same period of 2014). Furthermore, we made tax payments of $10 million in the first nine months of 2015 compared to a net income tax reimbursement of $21 million in the same period of 2014. This cash flow measurement is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Investment activities required total cash resources of $115 million in the first nine months of 2015 ($31 million in the third quarter), compared to $119 million in the same period of 2014 ($44 million in the third quarter). Capital expenditure payments accounted for $113 million in the first nine months of 2015 ($31 million in the third quarter), compared to $123 million in the same period of 2014 ($43 million in the third quarter). We also had proceeds from disposal totalling $3 million in the first nine months of 2015 ($2 million in the third quarter), compared to $6 million in the same period of 2014 (nil in the third quarter). Also, investments in intangible and other assets required $5 million in the first nine months of 2015 ($2 million in the third quarter), compared to $2 million in the same period of 2014 ($1 million in the third quarter).

27

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in the first nine months of 2015 amounted to $113 million ($31 million in the third quarter), compared to $123 million in the same period of 2014 ($43 million in the third quarter). New capital expenditure projects in the first nine months of 2015 amounted to $102 million ($31 million in the third quarter), compared to $121 million in the same period of 2014 ($59 million in the third quarter). The remaining amounts are related to the variation in purchases of property, plant and equipment included in ''Trade and Other Payables'' and to capital-lease acquisitions and other debt financing.

New capital expenditure projects by sector were as follows in the first nine months of 2015 (in $M):

The major capital projects initiated, in progress or completed in the first nine months of 2015 are as follows:

CONTAINERBOARD GROUP

•	$7 million for new converting equipment at our Vaughan, Ontario, plant that will allow shorter set-up time, better productivity and improved product quality.

•
$7 million investment for the expansion of the building that will lead to the installation of a new corrugator at our Drummondville, Québec, plant at the end of the fourth quarter of 2015 and will allow us to respond more quickly to our customers' needs, offer packaging products of greater quality and increase productivity.

TISSUE PAPERS GROUP

•	$16 million for a new building and new converting lines, part of the Wagram project started in 2014 in North Carolina, which will allow us to increase our production capacity.

•	$11 million to complete the installation of a second paper machine at our Oregon mill.

•	$7 million for the new state-of-the-art converting line in the Candiac, Québec, plant, for the manufacturing of high-quality paper towels.

Please refer to the ''Business Highlights'' section for more significant projects descriptions.

Other capital projects initiated, in progress or completed across the Corporation have been paid for in the first nine months of 2015 but are not significant enough to be described.

INVESTMENTS IN INTANGIBLE AND OTHER ASSETS

In the first nine months of 2015, the Corporation also invested in intangible and other assets in the amount of $5 million, compared to $4 million in the same period of 2014, for the modernization of the financial system to an ERP information technology system. In the first nine months of 2014, our associate company Greenpac repaid $2 million on its bridge loan from the Corporation.

28

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

DEBT REFINANCING
On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes, as well as fees and expenses in connection with the offering and the tender offer totalling $5 million.

Issuance proceeds and credit facility were used as follows:

(in millions of Canadian dollars)	2015
Debt issuance	305
Offering and tender offer fees	(5)
Refinanced debt repurchase	(305)
Premium paid on refinanced debt	(13)
Increase of credit facility	18

On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019, and that the applicable pricing grid is slightly lowered to better reflect market conditions. The other existing financial conditions were essentially unchanged.

Including the $11 million in dividends paid out in the first nine months of 2015 ($3 million in the third quarter), financing activities from continuing operations, including debt repayment and the change in our revolving facility, required $59 million in liquidity in the first nine months of 2015 ($45 million in the third quarter), compared to $34 million ($122 million in the third quarter) in the same period of 2014.

CONSOLIDATED FINANCIAL POSITION
AS AT SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	September 30, 2015	December 31, 2014
Cash and cash equivalents	34	29
Working capital[1]	472	379
% of sales[2]	11.3%	12.3%
Bank loans and advances	32	46
Current portion of long-term debt	28	40
Long-term debt	1,715	1,556
Total debt	1,775	1,642
Net debt (total debt less cash and cash equivalents)	1,741	1,613
Equity attributable to Shareholders	923	893
Total equity	1,047	1,003
Total equity and net debt	2,788	2,616
Ratio of net debt/(total equity and net debt)	62.4%	61.7%
Shareholders' equity per common share (in dollars)	$9.77	$9.48
1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale.
2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

29

NET DEBT RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) in the first nine months of 2015 are shown below (in M$), with the applicable financial ratios included (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures):

340	OIBD excluding specific items (last twelve months)	404
4.7	Net debt/OIBD excluding specific items	4.3

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet financial obligations and to fulfill the capital expenditure program for at least the next twelve months. Capital expenditure requests for 2015 were initially approved at $150 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at September 30, 2015, the Corporation had $413 million (net of letters of credit in the amount of $8 million) available through its $750 million credit facility.

30

NEAR-TERM OUTLOOK

For the remainder of the year, we do not expect significant changes in market conditions or recycled paper costs. The fourth quarter is historically weaker than the third due to seasonality, and 2015 should be no exception. However, we are confident that we can do better than during the same period last year.

The operating units of our Containerboard Group are benefiting from sustained demand and should maintain their good performance. As the ramp-up of its new sites and the implementation of certain initiatives to improve processes are well advanced, the Tissue Papers Group is better positioned to compete. Similar to all our other groups in North America, the Specialty Products Group should continue to benefit from the weakness of the Canadian dollar and its positive influence on demand for products of our Canadian customers. As for Europe, the latest price increase compensated for higher raw material costs, and we expect a stable performance for the last quarter.

CAPITAL STOCK INFORMATION

As at September 30, 2015, issued and outstanding capital stock consisted of 94,505,722 common shares (94,186,474 as at December 31, 2014), and 6,234,515 stock options were issued and outstanding (6,432,328 as at December 31, 2014). In the first nine months of 2015, the Corporation redeemed 43,900 common shares, 462,644 options were granted, 363,148 options were exercised and 297,309 options expired or were forfeited. As at November 10, 2015, issued and outstanding capital stock consisted of 94,561,411 common shares and 6,172,769 stock options.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

For all the details for this section, please refer to page 49 of the unaudited condensed interim consolidated financial statements.

31

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings”, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation's DC&P were effective as at September 30, 2015, providing reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICFR as at September 30, 2015, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, they have concluded that the Corporation’s ICFR were effective at that date.

In July 2015, we initiated the first phase of the centralization of the accounting function within our Shared Services Centre and we ensured that appropriate internal control measures had been established and maintained with respect to financial reporting. With the exception of the above, during the quarter ended September 30, 2015, no changes to the Corporation's ICFR have materially affected, or are reasonably likely to materially affect, its ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, the cost of raw material, interest rates and foreign currency exchange rates, all of which have an impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 61 to 70 of our Annual Report for the year ended December 31, 2014, contain a discussion of the key areas of the Corporation's business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

32

APPENDIX
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
FINANCIAL RESULTS FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

SALES
Sales increased by $204 million, or 8%, to $2,886 million in the first nine months of 2015, compared to $2,682 million in the same period of 2014. The 13% average depreciation of the Canadian dollar against the U.S. dollar, despite the 6% appreciation against the euro, explains $141 million of this increase. Higher volumes throughout the Corporation, especially from the tissue papers and containerboard segments, increased sales by $105 million compared to the same period of 2014. The increase was partly offset by lower selling prices, mainly in our tissue papers and recovery and recycling activities, in the amount of $34 million.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $166 million in the first nine months of 2015, compared to $124 million in the same period of 2014, which represents an increase of $42 million. Higher volumes throughout the Corporation, as mentioned above, increased the operating income by $34 million while net favourable exchange rates represent $27 million of the increase. Lower raw material costs increased the operating income by $19 million compared to the same period of 2014. On the other hand, lower selling prices, as explained above, partially offset the increase by $34 million. Also, unfavourable specific items recorded in the first nine months of 2015, as explained on pages 11 to 14, and slightly higher depreciation expense mainly due to the lower Canadian dollar against the U.S. dollar, partly offset the increase of the operating income.

The operating income before depreciation of the first nine months of 2014 benefited from a $7 million gain resulting from energy savings certificates (''white certificates'') awarded by Italian authorities to our European recycled boxboard operations following an energy efficiency improvement program for the year 2013. Moreover, harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast led to higher energy costs of approximately $10 million during the first quarter of 2014, which was also negatively impacted by an estimated $4 million and some 8,000 tons resulting from a 14-day shutdown at our Trenton containerboard mill. Our operating income before depreciation was also negatively impacted by approximately $2 million in the third quarter of 2014 following fire incidents resulting in additional maintenance and repair expenses and unplanned downtime for a shortfall of some 7,000 tons at our containerboard mill in Niagara Falls, USA, and converting plant in Etobicoke, Ontario.

Excluding specific items, operating income stood at $189 million in the first nine months of 2015, compared to $128 million in the same period of 2014 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss)'' sections for reconciliation of these figures).

The main variances in sales and operating income in the first nine months of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

2,682
141
105
(1)
(7)
(34)
2,886
Sales Q3 2014 YTD
F/X CAN$
Volume
Other intercompany eliminations
Business disposals
Selling price & mix
Sales Q3 2015 YTD

124
130
4
258
34
27
19
11
7
(34)
322
(23)
(133)
166
Q3 2014 YTD Operating income
Depreciation & amortization
Specific items
Q3 2014 YTD OIBD[4]
Volume
F/X CAN$[2]
Raw materials[1]
Other costs[3]
Energy
Business disposals
Selling price & mix
Q3 2015 YTD OIBD[4]
Specific items
Depreciation & amortization
Q3 2015 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 34 to 41).

33

APPENDIX (CONTINUED)
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Performance (Q3 2014 YTD vs. Q3 2015 YTD)

The main variances in sales and operating income for the Containerboard Group in the first nine months of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

886
49
22
18
1
(1)
975
Sales Q3 2014 YTD
F/X CAN$
Volume
Selling price & mix
Other intercompany eliminations
Business disposals
Sales Q3 2015 YTD

85
41
(6)
120
18
14
8
6
5
4
175
3
(40)
138
Q3 2014 YTD Operating income
Depreciation & amortization
Specific items
Q3 2014 YTD OIBD 4
Selling price & mix
Raw materials 1
Volume
Energy
F/X CAN$ 2
Other costs 3
Business disposals
Q3 2015 YTD OIBD 4
Specific items
Depreciation & amortization
Q3 2015 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first nine months of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

34

Q3 2014 YTD	Q3 2015 YTD	Change in %

Shipments[1] ('000 s.t.)		2%
827	846

Average Selling Price
(CAN$/unit)
1,072	1,153	8%
(US$/unit)
980	915	-7%

Sales ($M)		10%
886	975

Operating income ($M)
(as reported)
85	138	62%

(excluding specific items)		71%
79	135

OIBD ($M)
(as reported)
126	178	41%
% of sales
14%	18%

(excluding specific items)
120	175	46%
% of sales
14%	18%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

Shipments increased by 2%, or 19,000 s.t., to 846,000 s.t. in the first nine months of 2015, compared to 827,000 s.t. in the same period of 2014. The containerboard mills’ external shipments went up by 19,000 s.t., or 6%. If not for the 14-day shutdown in the first quarter of 2014 at our Trenton mill and the fire at our Niagara Falls mill in the third quarter of 2014 the rise would have been lower by approximately 15,000 s.t. Also, the mills sold fewer tons internally since the Greenpac mill2 is fulfilling a larger portion of our internal linerboard converting needs.

The total average selling price went up by $81, or 8%, to $1,153 per s.t. in the first nine months of 2015 compared to $1,072 in the same period of 2014. The containerboard mills’ average selling price went up by 9% while our corrugated products plants saw their average selling price increase by 8%. The weakening of the Canadian dollar positively impacted the average selling price of both our primary and converting sectors. On a consolidated basis and excluding the effect of the lower Canadian dollar, the average selling price was impacted by slight prices reductions on the products as well as the change in the Group’s product mix. In fact, with a volume increase of 6%, the primary mills increased their share of the Group’s total shipments by 1%, their products being sold at a lower price than converted products.

As a result, the Containerboard Group’s sales increased by $89 million, or 10%, to $975 million in the first nine months of 2015, compared to $886 million in the same period of 2014. Excluding the impact of the Group’s product mix highlighted previously, which negatively impacted sales by $5 million, and notwithstanding the sale of our two plants located in the Atlantic provinces in the first quarter of 2014, which subtracted another $1 million, all factors impacting the Group’s sales were positive. The 13% depreciation of the Canadian dollar added $49 million to sales, and the higher average selling price and volume increase added $23 million and $22 million of sales, respectively.

Excluding specific items, operating income stood at $135 million in the first nine months of 2015, compared to $79 million in the same period of 2014, a sharp increase of $56 million. The improved results are mainly explained by the better selling prices denominated in Canadian dollars, which positively impacted our results by $18 million, combined with lower fibre cost and the weakness of the Canadian dollar, which added respectively $14 million and $5 million to operating income. Also, the previously mentionned rise of volume added another $8 million to operating income. Energy and other costs, mainly freight, positively impacted results by $10 million, mostly because of lower fuel costs and better delivery logistics combined with bad weather conditions prevailing in Québec, Ontario and the US Northeast in the first quarter of 2014. When excluding the two fire incidents at our Niagara Falls mill and Etobicoke converting plant, as well as the first quarter 14-day shutdown at our Trenton mill, 2014 operating income would have been higher by approximately $6 million.

In the first nine months of 2015, the Containerboard Group recorded an unrealized gain of $2 million ($1 million unrealized gain in the same period of 2014) on certain financial instruments not designated for hedge accounting and a gain of $1 million on the sale of a warehouse in Québec City. Finally, in the first nine months of 2014, a gain of $5 million was recorded following the contribution of our assets in the Atlantic provinces to a newly formed joint venture with Maritime Paper Products Limited, in which we have a 40% ownership share.

Finally, we are also recording our share of results of our associate Greenpac2 mill (59.7%). In the first nine months of 2015, Greenpac had a positive contribution of $15 million (loss of $4 million in the same period of 2014) to the share of results of associates and joint ventures.

35

APPENDIX (CONTINUED)
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Performance (Q3 2014 YTD vs. Q3 2015 YTD)

The main variances in sales and operating income for the Boxboard Europe Group in the first nine months of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

645
17
(3)
(36)
623
Sales Q3 2014 YTD
Volume
Other intercompany eliminations
Business disposals
Selling price & mix
F/X CAN$
Sales Q3 2015 YTD

30
28
58
4
3
(2)
(3)
(3)
(7)
50
(2)
(25)
23
Q3 2014 YTD Operating income
Depreciation & amortization
Specific items
Q3 2014 YTD OIBD 4
Volume
Other costs 3
Business disposals
Energy
Selling price & mix
F/X CAN$ 2
Raw materials 1
Q3 2015 YTD OIBD 4
Specific items
Depreciation & amortization
Q3 2015 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first nine months of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

36

Q3 2014 YTD	Q3 2015 YTD	Change in %

Shipments[1] ('000 s.t.)		2%
830	848

Average Selling Price[2]
(CAN$/unit)
778	735	-6%
(euro€/unit)
525	523	—%

Sales ($M)		-3%
645	623

Operating income ($M)
(as reported)
30	23	-23%

(excluding specific items)		-17%
30	25

OIBD ($M)
(as reported)
58	48	-17%
% of sales
9%	8%

(excluding specific items)
58	50	-14%
% of sales
9%	8%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments increased by 18,000 s.t., or 2%, to 848,000 s.t. in the first nine months of 2015, compared to 830,000 s.t. in the same period of 2014. The recycled boxboard activities increased their shipments by 9,000 s.t., or 1%, to 724,000 s.t. in the first nine months of 2015, compared to 715,000 in the same period of 2014. The virgin boxboard activities increased their shipments by 9,000 s.t., or 8%, to 124,000 s.t. in the first nine months of 2015, compared to 115,000 in the same period of 2014.

The total average selling price went down by $43, or 6%, to $735 per s.t. in the first nine months of 2015, compared to $778 in the same period of 2014, resulting mainly from the 6% appreciation of the Canadian dollar against the euro. The average selling price in euros decreased by €2, to €523, in the first nine months of 2015, compared to €525 in the same period of 2014. The recycled boxboard activities' average selling price is down by €3, while the virgin boxboard activities' average selling price is down by €9 in the first nine months of 2015 compared to the same period of 2014. However, as the group sales had a higher proportion of virgin boxboard in 2015, sold at a higher price per s.t., the decrease in average selling price was limited to €2.

As a result, Boxboard Europe Group sales decreased by $22 million, or 3%, to $623 million in the first nine months of 2015 compared to $645 million in the same period of 2014. The 6% appreciation of the Canadian dollar against the euro explains $36 million of the decrease in sales. On the other hand, higher volumes, mostly from our virgin boxboard activities, generated $17 million in additional sales, but were partly offset by a lower average selling price of $3 million.

Excluding specific items, operating income stood at $25 million in the first nine months of 2015, compared to $30 million in the same period of 2014, a decrease of $5 million. In the first nine months of 2014, we recorded a $7 million gain resulting from energy savings certificates (''white certificates'') awarded by Italian authorities to our European recycled boxboard operations following an energy efficiency improvement program for the year 2013. For the period, combined with the lower energy prices in France and Italy, the net negative impact on the operating income is attenuated to only $2 million. Higher raw material costs for virgin fibres and prices for recycled fibres, which went up sharply during the third quarter of 2015, for this market reduced the operating income by $7 million. The 6% appreciation of the Canadian dollar against the euro also impacted the operating income by $3 million. On the other hand, the higher volumes, mostly from our virgin boxboard activities and lower production costs, partly counterbalanced the decrease by $4 million and $3 million, respectively.

In the first nine months of 2015, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustment totalling $1 million related to plants closed over the past years.

37

APPENDIX (CONTINUED)
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Performance (Q3 2014 YTD vs. Q3 2015 YTD)

The main variances in sales and operating income for the Specialty Products Group in the first nine months of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

431
29
13
(5)
(6)
(30)
432
Sales Q3 2014 YTD
F/X CAN$
Volume
Other intercompany eliminations
Business disposals
Selling price & mix
Sales Q3 2015 YTD

8
14
8
30
25
13
4
(30)
42
(6)
(16)
20
Q3 2014 YTD Operating income
Depreciation & amortization
Specific items
Q3 2014 YTD OIBD4
Raw materials1
F/X CAN$2
Volume
Business disposals
Other costs3
Energy
Selling price & mix
Q3 2015 YTD OIBD4
Specific items
Depreciation & amortization
Q3 2015 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first nine months of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

38

Q3 2014 YTD	Q3 2015 YTD	Change in %

Shipments[1] ('000 s.t.)		6%
123	130

Sales ($M)		—%
431	432

Operating income ($M)
(as reported)
8	20	150%

(excluding specific items)		63%
16	26

OIBD ($M)
(as reported)
22	36	64%
% of sales
5%	8%

(excluding specific items)
30	42	40%
% of sales
7%	10%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 7,000 s.t., or 6%, to 130,000 s.t. in the first nine months of 2015 compared to 123,000 s.t. in the same period of 2014.

Specialty Products Group sales increased by $1 million, to $432 million in the first nine months of 2015 compared to $431 million in the same period of 2014. The slight increase was mainly due to the 13% depreciation of the Canadian dollar against the U.S. dollar and higher volume in most of our sectors, which contributed positively by $29 million and $13 million, respectively. On the other hand, the mix of material sorted and the lower average selling price in the Recovery and Recycling sector decreased sales by $30 million.

Excluding specific items, operating income stood at $26 million in the first nine months of 2015, compared to $16 million in the same period of 2014, an increase of $10 million. A favourable exchange rate and additional sales volumes in most of our sectors accounted for $13 million and $4 million of the increase, respectively. These were partly offset by lower spread (raw material and selling prices) resulting from lower selling prices in our Recovery and Recycling sector as well as the mix of material sorted, which lowered operating income by $5 million.

In the third quarter of 2015, the Specialty Products Group reviewed the recoverable value of one of its plant, and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts. Sustained difficult market conditions led to insufficient profitability to support the carrying value of these assets.

Also in the third quarter of 2015, the Specialty Product Group restructured its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation now owns 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary. The Corporation recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interest).

In the second quarter of 2014, the Specialty Products Group recorded impairment charges of $2 million on property, plant and equipment, and $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. The Group also recorded impairment charges of $3 million on other assets.

39

APPENDIX (CONTINUED)
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Performance (Q3 2014 YTD vs. Q3 2015 YTD)

The main variances in sales and operating income for the Tissue Papers Group in the first nine months of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

784
98
53
(3)
(18)
914
Sales Q3 2014 YTD
F/X CAN$
Volume
Business disposals
Other intercompany eliminations
Selling price & mix
Sales Q3 2015 YTD

40
35
75
18
11
5
4
(14)
(18)
81
(39)
42
Q3 2014 YTD Operating income
Depreciation & amortization
Specific items
Q3 2014 YTD OIBD[4]
Volume
F/X CAN$[2]
Other costs[3]
Energy
Business disposals
Raw materials[1]
Selling price & mix
Q3 2015 YTD OIBD[4]
Specific items
Depreciation & amortization
Q3 2015 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first nine months of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

40

Q3 2014 YTD	Q3 2015 YTD	Change in %

Shipments[1] ('000 s.t.)		7%
423	452

Average Selling Price
(CAN$/unit)
1,851	2,025	9%
(US$/unit)
1,691	1,607	-5%

Sales ($M)		17%
784	914

Operating income ($M)
(as reported)
40	42	5%

(excluding specific items)		5%
40	42

OIBD ($M)
(as reported)
75	81	8%
% of sales
10%	9%

(excluding specific items)
75	81	8%
% of sales
10%	9%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 29,000 s.t., or 7%, to 452,000 s.t. in the first nine months of 2015, compared to 423,000 s.t. in the same period of 2014. External manufacturing shipments increased by 29,000 s.t., or 24%, to 149,000 s.t. in the period, compared to 120,000 s.t. in the same period of 2014. Converting shipments remained stable at 303,000 s.t.

The total average selling price went up by $174, or 9%, to $2,025 per s.t. in the first nine months of 2015, compared to $1,851 per s.t. in the same period of 2014. The 13% depreciation of the Canadian dollar against the U.S. dollar contributed to an increase in the average selling price. These gains were partially offset by a lower selling price jumbo rolls and a higher proportion of parent roll sold. The Retail Canada segment has also been negatively impacted by an unfavourable product mix.

As a result, the Tissue Paper Group’s sales increased by $130 million, or 17%, to $914 million in the first nine months of 2015 compared to $784 million in the same period of 2014. The increase in total sales is largely driven by the $98 million favourable impact of the depreciation of the Canadian dollar against the U.S. dollar combined with a positive $53 million impact of volume. The lower average selling price, as explained above, had an $18 million negative impact on sales.

Excluding specific items, operating income stood at $42 million in the first nine months of 2015, compared to $40 million in the same period of 2014, an increase of $2 million despite a $32 million reduction of spread (average selling price and raw material). The reduction of spread is driven by a change in raw material mix of supply and a reduction of selling price due to an unfavourable product mix. The reduction of spread has been more than offset by the $18 million of favourable volume impact mainly driven by the increase of paper making capacity, which occurred during the last quarter of 2014 with the gradual start-up of our new Oregon production line. The improvement of operation efficiencies, energy price reduction and freight optimization resulted in a favourable impact of $9 million, while depreciation of the Canadian dollar positively impacted the operating income by $11 million.

41

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	September 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents		34	29
Accounts receivable		583	453
Current income tax assets		21	13
Inventories		499	462
Financial assets	8	1	1
Assets of disposal group classified as held for sale		—	72
		1,138	1,030
Long-term assets
Investments in associates and joint ventures	6	309	259
Property, plant and equipment		1,620	1,573
Intangible assets with finite useful life		175	183
Financial assets	8	15	25
Other assets		91	83
Deferred income tax assets		204	185
Goodwill and other intangible assets with indefinite useful life		340	335
		3,892	3,673
Liabilities and Equity
Current liabilities
Bank loans and advances		32	46
Trade and other payables		599	557
Current income tax liabilities		5	5
Current portion of long-term debt	7	28	40
Current portion of provisions for contingencies and charges		8	11
Current portion of financial liabilities and other liabilities	8	26	16
Liabilities of disposal group classified as held for sale		—	32
		698	707
Long-term liabilities
Long-term debt	7	1,715	1,556
Provisions for contingencies and charges		33	33
Financial liabilities	8	45	45
Other liabilities		180	191
Deferred income tax liabilities		174	138
		2,845	2,670
Equity attributable to Shareholders
Capital stock		484	483
Contributed surplus		19	18
Retained earnings		458	454
Accumulated other comprehensive loss		(38)	(62)
		923	893
Non-controlling interest		124	110
Total equity		1,047	1,003
		3,892	3,673
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

42

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	NOTE	2015	2014	2015	2014
Sales		1,026	909	2,886	2,682
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $45 million for 3-month period (2014 — $44 million) and $133 million for 9-month period (2014 — $130 million))		850	781	2,435	2,305
Selling and administrative expenses		88	80	262	249
Gain on acquisitions, disposals and others	5	(1)	—	(1)	(5)
Impairment charges and restructuring costs (gain)	5	6	—	10	8
Foreign exchange gain		(3)	(1)	(5)	(1)
Loss (gain) on derivative financial instruments		9	(2)	19	2
		949	858	2,720	2,558
Operating income		77	51	166	124
Financing expense		22	23	69	78
Interest expense on employee future benefits		2	2	5	5
Loss on refinancing of long-term debt		—	—	19	44
Foreign exchange loss on long-term debt and financial instruments		36	24	68	17
Share of results of associates and joint ventures	6	(22)	(1)	(31)	1
Profit (loss) before income taxes		39	3	36	(21)
Provision for income taxes		13	21	17	14
Net earnings (loss) from continuing operations including non-controlling interest for the period		26	(18)	19	(35)
Net earnings (loss) from discontinued operations	4	—	3	—	(57)
Net earnings (loss) including non-controlling interest for the period		26	(15)	19	(92)
Net earnings attributable to non-controlling interest		4	1	8	8
Net earnings (loss) attributable to Shareholders for the period		22	(16)	11	(100)
Net earnings (loss) from continuing operations per common share
Basic		$0.24	$(0.20)	$0.12	$(0.45)
Diluted		$0.23	$(0.20)	$0.11	$(0.45)
Net earnings (loss) per common share
Basic		$0.24	$(0.17)	$0.12	$(1.06)
Diluted		$0.23	$(0.17)	$0.11	$(1.06)
Weighted average basic number of common shares outstanding		94,408,164	94,145,944	94,281,260	94,007,404
Weighted average number of diluted common shares		96,236,538	95,360,957	95,948,652	95,378,826

Net earnings (loss) attributable to Shareholders:
Continuing operations		22	(19)	11	(43)
Discontinued operations	4	—	3	—	(57)
Net earnings (loss)		22	(16)	11	(100)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

43

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Net earnings (loss) including non-controlling interest for the period	26	(15)	19	(92)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	48	20	88	21
Change in foreign currency translation related to net investment hedging activities	(38)	(24)	(78)	(25)
Income taxes	5	3	10	3
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	—	2	2
Change in fair value of interest rate swaps	2	(2)	10	(10)
Change in fair value of commodity derivative financial instruments	(1)	—	—	9
Income taxes	—	1	(4)	1
Available-for-sale financial assets	—	1	2	—
	16	(1)	30	1
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	(1)	—	9	(28)
Income taxes	—	—	(3)	8
	(1)	—	6	(20)
Other comprehensive income (loss)	15	(1)	36	(19)
Comprehensive income (loss) including non-controlling interest for the period	41	(16)	55	(111)
Comprehensive income (loss) attributable to non-controlling interest for the period	11	(2)	14	4
Comprehensive income (loss) attributable to Shareholders for the period	30	(14)	41	(115)
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	30	(17)	41	(51)
Discontinued operations	—	3	—	(64)
Comprehensive income (loss)	30	(14)	41	(115)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

44

CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income
Net earnings	—	—	11	—	11	8	19
Other comprehensive income	—	—	6	24	30	6	36
	—	—	17	24	41	14	55
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	1	1	—	—	2	—	2
Acquisition of non-controlling interest	—	—	(2)	—	(2)	—	(2)
Balance - End of period	484	19	458	(38)	923	124	1,047

	For the 9-month period ended September 30, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(100)	—	(100)	8	(92)
Other comprehensive income (loss)	—	—	(20)	5	(15)	(4)	(19)
	—	—	(120)	5	(115)	4	(111)
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	1	1	—	—	2	—	2
Balance - End of period	483	18	511	(55)	957	117	1,074
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

45

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2015	2014	2015	2014
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period		22	(16)	11	(100)
Net earnings (loss) from discontinued operations		—	(3)	—	57
Net earnings (loss) from continuing operations		22	(19)	11	(43)
Adjustments for:
Financing expense and interest expense on employee future benefits		24	25	74	83
Loss on refinancing of long-term debt		—	—	19	44
Depreciation and amortization		45	44	133	130
Gain on acquisitions, disposals and others	5	(1)	—	(1)	(5)
Impairment charges and restructuring costs	5	6	—	7	8
Unrealized loss (gain) on derivative financial instruments		7	(2)	14	1
Foreign exchange loss on long-term debt and financial instruments		36	24	68	17
Provision for income taxes		13	21	17	14
Share of results of associates and joint ventures	6	(22)	(1)	(31)	1
Net earnings attributable to non-controlling interest		4	1	8	8
Net financing expense paid		(29)	(17)	(85)	(69)
Premium paid on long-term debt refinancing	7	—	(11)	(13)	(31)
Net income taxes received (paid)		(3)	21	(10)	21
Dividend received		7	2	11	9
Employee future benefits and others		1	(6)	(7)	(15)
		110	82	215	173
Changes in non-cash working capital components		(21)	10	(68)	(57)
		89	92	147	116
Investing activities from continuing operations
Payments for property, plant and equipment		(31)	(43)	(113)	(123)
Proceeds on disposals of property, plant and equipment		2	—	3	6
Investments in intangible and other assets		(2)	(1)	(5)	(2)
		(31)	(44)	(115)	(119)
Financing activities from continuing operations
Bank loans and advances		2	(23)	(18)	4
Change in revolving credit facilities		(40)	162	(29)	(112)
Issuance of senior notes, net of related expenses	7	—	—	300	833
Repayment of senior notes	7	—	(274)	(305)	(740)
Increase in other long-term debt		15	21	43	22
Payments of other long-term debt		(17)	(5)	(38)	(31)
Issuance of common shares		—	—	1	1
Acquisition of non-controlling interest		(2)	—	(2)	—
Dividends paid to the Corporation's Shareholders		(3)	(3)	(11)	(11)
		(45)	(122)	(59)	(34)
Change in cash and cash equivalents during the period from continuing operations		13	(74)	(27)	(37)
Change in cash and cash equivalents during the period from discontinued operations	4	(3)	6	33	45
Net change in cash and cash equivalents during the period		10	(68)	6	8
Currency translation on cash and cash equivalents		—	—	(1)	(1)
Cash and cash equivalents - Beginning of period		24	98	29	23
Cash and cash equivalents - End of period		34	30	34	30
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

46

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2014.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which together constitute the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	353	310	975	886
Boxboard Europe	205	193	623	645
Specialty Products	151	145	432	431
Intersegment sales	(15)	(10)	(40)	(36)
	694	638	1,990	1,926
Tissue Papers	341	282	914	784
Intersegment sales and others	(9)	(11)	(18)	(28)
Total	1,026	909	2,886	2,682

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	71	48	178	126
Boxboard Europe	14	14	48	58
Specialty Products	12	12	36	22
	97	74	262	206
Tissue Papers	43	32	81	75
Corporate	(18)	(11)	(44)	(27)
Operating income before depreciation and amortization	122	95	299	254
Depreciation and amortization	(45)	(44)	(133)	(130)
Financing expense and interest expense on employee future benefits	(24)	(25)	(74)	(83)
Loss on refinancing of long-term debt	—	—	(19)	(44)
Foreign exchange loss on long-term debt and financial instruments	(36)	(24)	(68)	(17)
Share of results of associates and joint ventures	22	1	31	(1)
Profit (loss) before income taxes	39	3	36	(21)

47

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	12	9	30	20
Boxboard Europe	6	22	12	29
Specialty Products	5	2	9	9
	23	33	51	58
Tissue Papers	8	25	47	57
Corporate	—	1	4	6
Total acquisitions	31	59	102	121
Proceeds on disposals of property, plant and equipment	(2)	—	(3)	(6)
Capital-lease acquisitions and included in other debts	(1)	(7)	(1)	(12)
	28	52	98	103
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	9	10	20	33
End of period	(8)	(19)	(8)	(19)
Payments for property, plant and equipment net of proceeds on disposals	29	43	110	117

48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the 3-month and 9-month periods ended September 30, 2015
(tabular amounts in millions of Canadian dollars)

NOTE 1
GENERAL INFORMATION
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on November 10, 2015.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) as set forth in Part 1 of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2014. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected annual earnings or loss for each jurisdiction.

NOTE 3
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgements made by Management in applying the Corporation's accounting policies and the key sources of information were the same as the ones applied to the audited consolidated financial statements for the year ended December 31, 2014.

NOTE 4
DISCONTINUED OPERATIONS AND DISPOSALS

CONSOLIDATED NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Consolidated net earnings (loss) from discontinued operations	—	3	—	(57)
Consolidated net earnings (loss) from discontinued operations per common share
Basic and diluted	—	$0.03	—	$(0.61)

49

DISPOSAL OF THE NORTH AMERICAN BOXBOARD ACTIVITIES

On December 11, 2014, the Containerboard Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company for $45 million before selling price adjustment. The sale was completed on February 4, 2015, and the Corporation received $46 million in the first quarter. During the second quarter of 2015, the Corporation paid a $4 million selling price adjustment. A final selling price adjustment of $4 million was agreed at the beginning of the fourth quarter, of which $2 million should be paid before the end of 2015. In 2015, the Corporation recorded a loss of $4 million before related income tax of $1 million.

Assets and liabilities of the North American Boxboard activities at the time of disposal were as follows:

BUSINESS SEGMENT	CONTAINERBOARD GROUP
North American Boxboard Activities
(in millions of Canadian dollar)
Accounts receivable	27
Inventories	27
Property, plant and equipment	19
Other assets	3
Total assets	76

Trade and other payables	28
Other liabilities	6
Total liabilities	34
42
Loss on disposal before tax	(4)
Estimated selling price adjustment as at September 30, 2015	4
Total consideration received	42

The operating results and cash flows from these activities are presented as discontinued operations.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Results of the discontinued operations of North American boxboard activities
Sales, net of intercompany transactions	—	56	24	173
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	—	49	22	158
Depreciation and amortization	—	1	—	5
Selling and administrative expenses	—	4	3	9
Loss on acquisitions, disposals and others	—	1	—	1
Impairment charges and restructuring costs (gain)	—	—	(4)	33
Foreign exchange gain	—	(1)	(1)	(1)
Operating income (loss)	—	2	4	(32)
Provision for (recovery of) income taxes	—	(1)	1	(11)
Net earnings (loss) from operations	—	3	3	(21)
Loss on disposal, net of income taxes	—	—	(3)	—
Net earnings (loss) from discontinued operations	—	3	—	(21)

The Containerboard Group also recorded a $4 million gain in the first quarter of 2015 on the reversal of a post-employment benefit liability, which was not part of the boxboard activities transaction, but settled as a consequence of the sale.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Net cash flow of discontinued operations of North American boxboard activities
Cash flow from (used for):
Operating activities	—	5	—	8
Investing activities	—	—	—	(1)
Business disposal	—	—	42	—
Total	—	5	42	7

50

Boxboard Europe Group
On June 15, 2014, following the announcement made in 2013, we definitively ceased the operation of our virgin boxboard mill located in Sweden.

The operating results and cash flows from this activity are presented as discontinued operations.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Results of the discontinued operations of Swedish virgin boxboard activities
Sales, net of intercompany transactions	—	6	—	32
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	—	5	—	32
Selling and administrative expenses	—	1	—	2
Impairment charges and restructuring costs	—	—	—	11
Net loss from discontinued operations	—	—	—	(13)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Net cash flow of the discontinued operations of Swedish virgin boxboard activities
Cash flow from (used for):
Operating activities	—	2	(3)	2

Specialty Product Group
On June 30, 2014, we sold our fine papers activities of the Specialty Products Group to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. The Corporation finalized the working capital selling price adjustment related to this transaction and recorded a $1 million gain in the second quarter of 2015 by reducing its final selling price adjustment provision to $2 million, which was paid during the third quarter. The Corporation also sold a piece of land that was not part of the transaction and recorded a $1 million reversal of impairment.

On September 26, 2014, we ceased the operation of our kraft papers manufacturing activities of the Specialty Products Group located in East Angus, Québec. The operating results and cash flows from these activities, which constituted the specialty papers sector, are presented as discontinued operations.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Results of the discontinued operations of specialty papers sector
Sales, net of intercompany transactions	—	22	—	146
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	—	17	—	127
Depreciation and amortization	—	—	—	3
Selling and administrative expenses	—	—	2	8
Impairment charges and restructuring costs	—	—	(1)	(3)
Operating income (loss)	—	5	(1)	11
Interest expense on employee future benefits	—	—	—	1
Provision for income taxes	—	3	—	4
Net earnings (loss) from operations	—	2	(1)	6
Gain (loss) on disposal, net of income taxes	—	(2)	1	(29)
Net loss from discontinued operations	—	—	—	(23)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Net cash flow of discontinued operations of specialty papers sector
Cash flow from (used for):
Operating activities	(3)	(1)	(9)	1
Investing activities	—	—	3	(1)
Consideration received on disposal (net of transaction fees of $1 million in 2014)	—	—	—	36
Total	(3)	(1)	(6)	36

51

NOTE 5
GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first nine months of 2015, the Corporation recorded the following gain:

	For the 3-month period ended September 30,	For the 9-month period ended September 30,
(in millions of Canadian dollars)	2015	2015
Gain on disposal of property, plant and equipment	(1)	(1)

In the third quarter, the Containerboard Group sold a warehouse in Québec City and recorded a gain of $1 million.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS (GAIN)

During the first nine months of 2015, the Corporation recorded the following impairment charges and restructuring costs (gain) :

	For the 3-month period ended September 30, 2015		For the 9-month period ended September 30, 2015
(in millions of Canadian dollars)	Impairment charges	Restructuring costs (gain)	Impairment charges	Restructuring costs (gain)
Boxboard Europe Group	—	—	1	1
Specialty Product Group	11	(5)	11	(5)
Corporate activities	—	—	—	2
	11	(5)	12	(2)

2015
In the third quarter, the Specialty Products Group reviewed the recoverable value of one of its plant and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts. Sustained difficult market conditions led to insufficient profitability to support the carrying value of these assets. The recoverable amount was based on the selling price of assets.

Also in the third quarter, the Specialty Products Group proceeded with the legal restructuring of its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation now owns 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary. The Corporation recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interest).

In the second quarter, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustment totalling $1 million related to plants closed over the past years. The recoverable amount was based on selling price of assets.

Also in the second quarter, the Corporate activities segment incurred $2 million of severance costs in relation to the reorganization of its activities.

NOTE 6
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation's participation in Boralex decreased to 20.29% from 27,43%, which resulted in a dilution gain of $15 million for the Corporation.

In February 2015, Boralex acquired the non-controlling interest in Boralex Europe and became its sole shareholder. The excess of amount paid over carrying value totalling $51 million was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded as a loss under share of results of associates and joint ventures in the consolidated statement of earnings (loss).

In January 2015, our associate Boralex proceeded with a public offering of common shares to repay in full a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation's participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

52

NOTE 7
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	September 30, 2015	December 31, 2014
Revolving credit facility, weighted average interest rate of 2.26% as at September 30, 2015, consists of $32 million; US$81 million and €127 million (December 31, 2014 - $103 million; US$50 million and €123 million)	2019	329	332
7.875% Unsecured senior notes of US$250 million repurchased in 2015	2020	—	287
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$550 million	2022	734	638
5.75% Unsecured senior notes of US$250 million	2023	334	—
Other debts of subsidiaries		30	31
Other debts without recourse to the Corporation		84	73
		1,761	1,611
Less: Unamortized financing costs		18	15
Total long-term debt		1,743	1,596
Less:
Current portion of debts of subsidiaries		7	10
Current portion of debts without recourse to the Corporation		21	30
		28	40
		1,715	1,556

a.
On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes, as well as fees and expenses in connection with the offering and the tender offer totalling $5 million.

Issuance proceeds and credit facility were used as follows:

(in millions of Canadian dollars)	2015
Debt issuance	305
Offering and tender offer fees	(5)
Refinanced debt repurchase	(305)
Premium paid on refinanced debt	(13)
Increase of credit facility	18

b.
On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility was extended to July 2019, and that the applicable pricing grid was slightly lowered to better reflect market conditions. The other existing financial conditions were essentially unchanged.

c.	As at September 30, 2015, the long-term debt had a fair value of $1,715 million (December 31, 2014 – $1,608 million).

53

NOTE 8
FINANCIAL INSTRUMENTS
DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)
The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances, and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii)
The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation's investment in Junex Inc., which is listed on the Toronto Stock Exchange.

(iii)
The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The following table presents information about the Corporation's financial assets and financial liabilities measured at fair value on a recurring basis as at September 30, 2015, and indicates the fair value hierarchy of the Corporation's valuation techniques to determine such fair value. Three levels of inputs may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs that are generally unobservable and typically reflect Management's estimates of assumptions that market participants would use in pricing the asset or liability.
The Corporation classified the available-for-sale financial assets as Level 1, as their fair values are determined using quoted market prices.
For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			As at September 30, 2015
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	3	—	3	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	15	—	15	—
Total	19	1	18	—
Financial liabilities
Derivative financial liabilities	(68)	—	(68)	—
Total	(68)	—	(68)	—

			As at December 31, 2014
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	3	—	3	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	25	—	25	—
Total	29	1	28	—
Financial liabilities
Derivative financial liabilities	(59)	—	(59)	—
Total	(59)	—	(59)	—

54

This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 1-819-363-5100 Fax: 1-819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Riko Gaudreault
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boul. Marie-Victorin
Telephone: 1-514-282-2697 Fax: 1-514-282-2624	Kingsey Falls (Québec) J0A 1B0
www.cascades.com/investors, investisseur@cascades.com	Canada

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